Mail Stop 6010

October 3, 2006

VIA U.S. MAIL AND FAX

Mr. Shuli Zhang
Chief Financial Officer
Genex Pharmaceutical, Inc.
1801 Guangyin Building
Youyibeilu, Hexi District
Tianjin City, China 300074

> **Re:** **Genex Pharmaceutical, Inc.**
> **Form 10-KSB for the period ending December 31, 2005**
> **Filed July 12, 2006**
> **File No. 333-102118**

Dear Mr. Zhang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year December 31, 2005

Internal Controls and Procedures, page 18

1.   We note your statement that the principal executive officer and principal financial officer
        concluded that the company's disclosure controls and procedures are effective "for <u>future</u>
        reporting periods" (emphasis added) based on their evaluation. Please revise future filing
        to indicate the conclusion drawn by your principal officers as to the effectiveness of
        disclosure controls and procedures as of the <u>end of the period</u> covered by the quarterly or
        annual report.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that audit report of Schwartz Levitsky Feldman, LLP is dated March 30, 2006
        except for note 1(b) as to which the date is May 19, 2006. We refer to Form 8-K filed
        April 4, 2006 which indicates your auditor was retained effective March 29, 2006. Please
        have your auditors tell us how they were able to conduct their audit in one day.

3.   We see that your auditor is located in Canada and that you are incorporated in the United
        States. The staff interprets Article 2 to Regulation S-X to require that the audit report on
        the financial statements of a domestic registrant to be rendered ordinarily by an auditor
        licenses in the United States. Tell us why you have selected an auditor located in
        Canada. Tell us who performed the US GAAP quality review of your financial statements
        and describe that person's expertise in US GAAP and GAAS as required under Rule
        3400T of the PCAOB.

Notes to financial statements, page F-8

Note 1b. Ownership of a PRC Subsidiary, page F-8

4.   We note that the company has not received regulatory approval from the relevant
        authorities for the acquisition of their wholly owned subsidiary Tianjin Zhongjin Biology
        Development Co. ("TZBD") and you have not submitted the application for approval, but
        instead are relying upon trustee agreements with the legal shareholder of TZBD. Please
        address the follow:

        ·   Discuss how you considered the necessary approval from the relevant regulatory
            authorities in accounting for the share exchange transaction and cite any applicable
            accounting literature upon which you relied. Discuss your consideration of whether

and how these circumstances raises questions concerning whether ownership of TZBD has been transferred.

·   Explain why you have not submitted the application for the change of the equity interest of TZBD and when you plan to submit.

·   We note your disclosure which states, "management believes that there <u>should be</u> no legal barrier for the company to obtain legal ownership of TZBD." Please clarify why you used the words "should be" instead of "would be." Discuss the possibility for the relevant authorities to question the legal ownership of TZBD, thereby invalidating the effectiveness of the share exchange.

·   Please discuss the significant terms of the trusteeship agreement entered into with the legal shareholders of TZBD. Describe for us the legal rights afforded Genex through its ownership of 100% of the outstanding voting stock of TZBD. Please explicitly address Genex's legal right to appoint the Board of Directors and management of TZBD.

·   Tell us more about the management service contract you entered into with TZBD. Discuss what would happen if either party terminates the contract.

·   Highlight the US GAAP guidance that supports your accounting for these transactions.

<u>Note 3. Summary of Significant Accounting Policies, page F-9</u>

<u>h. Revenue Recognition, page F-10</u>

5.   We note that the company "generally" recognizes revenue when all four criteria in SAB 104 are met. Please tell us when this would <u>not</u> be the case.

<u>Note 12. Directors' and Officers' Compensation, page F-18</u>

6.   We note that you have not paid any salaries or other compensation to your officers or directors for the years ended December 31, 2005 and 2004 and the six months ended June 30, 2006. Please explain how they are compensated for their services. Quantify the estimated fair value of the services for all periods presented. If material, the company should reflect all costs of doing business, therefore, if an officer or executive is contributing time, contributed services should be valued and recorded, see SAB Topic 1B. Revise or advise.

<u>Form 10-QSB for the quarter ended June 30, 2006</u>

<u>Notes to Condensed Consolidated Financial Statements, page 4</u>

<u>Note 3. Summary of Significant Accounting Policies, page 5</u>

<u>Recent accounting pronouncements, page 10</u>

7.   We note your disclosure that you "<u>plan</u> to implement" SFAS 123R in the first quarter of 2006. Please tell us if you have implemented SFAS 123R and revise future filings to clarify.

<u>Section 302 Certifications</u>

8.   We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations. Please refer to Section III of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Accordingly, please file an amendment to your 10-QSB for the period ended March 31, 2006 and June 30, 2006, that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief